Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Dundee Precious Metals acquires 29% stake in Goldbelt

    Resolute Sells 18.4 million Common Shares

    TORONTO, Oct. 26 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) In its press release, Dundee Precious Metals announced a private transaction to acquire
18.4 million common shares of Goldbelt, or approximately 29% of the outstanding common shares from Resolute Mining Ltd. at a price of Cdn$1.23 per share. With its ownership, Dundee will become the largest single Goldbelt shareholder with approximately 47% of the issued and outstanding shares, on an undiluted basis. This transaction contemplates the total exercise by Resolute of 4.7 million warrants to acquire common shares of Goldbelt for proceeds of approximately $2.9 million.
    Collin Ellison, President and Chief Executive Officer of Goldbelt stated,
"Dundee Precious Metals and Resolute Mining have both been significant shareholders of Goldbelt for a number of years and Dundee has consistently participated in Goldbelt's equity financings. Resolute has also assisted in the ongoing development of the Company and has provided financing by the exercise of share purchase warrants. Goldbelt appreciates the support which both Dundee and Resolute have provided in the past and we are pleased that
Dundee's acquisition at a price in excess of the current market price demonstrates the faith which Dundee has in Goldbelt and the Belahouro Project in Burkina Faso."

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    This news release may contain forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation
Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause Goldbelt's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. Goldbelt disclaims any intent or obligation to update these forward-looking statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com./
    (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 11:45e 26-OCT-06